UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Person(s) Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on October 2, 2025, Amendment No. 3 filed on October 17, 2025, Amendment No. 4 filed on November 10, 2025 and this Amendment No. 5, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the issued and outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) all upon the terms and subject to the conditions as set forth in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9. The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 15, 2025, by Buyer (as amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on September 9, 2025, Amendment No. 3 filed on October 2, 2025, Amendment No. 4 filed on October 17, 2025, Amendment No. 5 filed on November 13, 2025 and Amendment No. 6 filed on November 21, 2025).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 6 is being filed to disclose certain updates as reflected below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “Tender Offer” is hereby further amended and supplemented by adding the following text after the last paragraph of such section:

“Expiration of Subsequent Offering Period; Effective Date of Post-Offer Reorganization”

The Subsequent Offering Period expired one minute after 11:59 p.m. Eastern Time, on November 20, 2025. Shares validly tendered during the Subsequent Offering Period were immediately accepted and promptly paid for by Buyer pursuant to the terms of the Offer. Shares tendered by individuals during the Subsequent Offering Period received the same consideration as shareholders that tendered their Shares in the Offer, less any applicable withholding taxes and without interest. Prior to the opening of trading on November 21, 2025, Nasdaq filed a Form 25, Notification of Removal from Listing and/or Registration with the SEC, and public trading of LAVA’s Shares on Nasdaq was suspended on November 21, 2025.

LAVA and Buyer consummated the Post-Offer Reorganization pursuant to the Purchase Agreement on November 20, 2025, the final date on which the Shares tendered during the Subsequent Offering Period are accepted for payment and paid for. Upon completion of the Post-Offer Reorganization, LAVA is no longer be a publicly traded company, and the listing of the Shares on Nasdaq has been terminated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAVA Therapeutics N.V.

Date: November 21, 2025	By:	/s/ Fred Powell

Fred Powell
Chief Financial Officer